UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)

CENTURY ALUMINUM COMPANY
(Name of Issuer)

COMMON STOCK, $0.01 Par Value
(Title of Class of Securities)

156431 10 8
(CUSIP Number)

Company Secretary
Glencore Holding AG
Baarermattstrasse 3, P.O. Box 666
CH-6341 Baar, Switzerland
Phone: 41-41-709-2563
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 156431 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glencore Investment Pty Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	.............................................................................................................................

	(b)	.............................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) AF, OO

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or
2(e) ........................................................................................................................

6.	Citizenship or Place of Organization Western Australia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None....................................................................................................………...
	8.	Shared Voting Power 28,062,386 shares (See Item 5)
	9.	Sole Dispositive Power None...............................................................……………………...................
	10.	Shared Dispositive Power 28,062,386 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,062,386 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable
13.	Percent of Class Represented by Amount in Row (11) 38.2% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 156431 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glencore Investments AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	.............................................................................................................................

	(b)	.............................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) AF, OO

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or
2(e) ........................................................................................................................

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None....................................................................................................………...
	8.	Shared Voting Power 28,062,386 shares (See Item 5)
	9.	Sole Dispositive Power None...............................................................……………………...................
	10.	Shared Dispositive Power 28,062,386 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,062,386 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11) 38.2% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO, HC

CUSIP No. 156431 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glencore International AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	.............................................................................................................................

	(b)	.............................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) WC, OO

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or
2(e) ........................................................................................................................

6.	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None....................................................................................................………....
	8.	Shared Voting Power 28,062,386 shares (See Item 5)
	9.	Sole Dispositive Power None...............................................................……………………...................
	10.	Shared Dispositive Power 28,062,386 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,062,386 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11) 38.2% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO, HC

CUSIP No. 156431 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glencore Holding AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	.............................................................................................................................

	(b)	.............................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) AF, OO

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or
2(e) ........................................................................................................................

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power ....................................................................................................………......
	8.	Shared Voting Power 28,062,386 shares (See Item 5)
	9.	Sole Dispositive Power ...............................................................……………………...................
	10.	Shared Dispositive Power 28,062,386 shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,062,386 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11) 38.2% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO, HC

Explanatory Note:

This is the sixth amendment (“Amendment No. 6”) to the statement on Schedule 13D for Glencore AG, Glencore Investment Pty Ltd. (Glencore Investment Pty”) Glencore International AG (“Glencore International”) and Glencore Holding AG (“Glencore Holding”), which was originally filed with the Securities and Exchange Commission on April 12, 2001, and amended on May 25, 2004, November 27, 2007, July 8, 2008, July 21, 2008, and January 28, 2009, relating to the common stock, par value $0.01 per share (“Common Stock”) of Century Aluminum Company (the “Company”).  The information set forth in this Amendment No. 6 reflects the acquisition by Glencore Investment Pty of additional Common Stock in the Company’s registered public offering of Common Stock that closed on February 3, 2009 (the “Public Offering”).

Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the original Schedule 13D, as amended through the date hereof (the “Schedule 13D”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:
Glencore Investment Pty paid $59,590,125 in cash for the Common Stock it acquired in the Public Offering, which was obtained through a loan from Glencore International, which Glencore International funded from internal working capital.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

Glencore Investment Pty acquired an additional 13,242,250 shares of Common Stock in the Public Offering at the offering price of $4.50 per share.

Glencore Investment Pty acquired the Common Stock in the Public Offering in order to maintain its economic interest in the Company at a level of forty-seven percent (47%) of all economic interests in the Company (based on the number of shares of Common Stock and Series A Preferred Stock (“Preferred Stock”) issued and outstanding after completion of the Public Offering and assuming the exercise of the underwriters’ over-allotment option).

The Common Stock beneficially owned by the  Reporting Persons is held for investment purposes.  The Reporting Persons may acquire additional Common Stock upon the conversion of the 155,787.18 shares of Preferred Stock held by Glencore Investment Pty, which is described in Item 6 of Amendment 3 to the statement on Schedule 13D, filed July 8, 2008, or from time to time in open market or privately negotiated transactions, provided such acquisitions are on terms deemed favorable.  Alternatively, the Reporting Persons may, from time to time, sell all or a portion of the Common Stock beneficially owned by them in open market or privately negotiated transactions, provided such sales are on favorable terms.  None of the Reporting Persons has any present plan or proposal which relates to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           The Reporting Persons beneficially own 28,062,386 shares of Common Stock, or 38.2% of the Company’s outstanding Common Stock.  The shares reported as beneficially owned by the Reporting Persons, which are held directly by Glencore Investment Pty or its nominee: (i) do not include the 15,578,718 shares of Common Stock issuable upon conversion of the 155,787.18 shares of Preferred Stock owned by Glencore Investment Pty, which are convertible only (a) upon the occurrence of events that have not transpired and that are outside of the control of the Reporting Persons, or (b) in circumstances that would not result in an increase in the percentage of shares of Common Stock beneficially owned by the Reporting Persons, and (ii) include 22,500 shares subject to presently exercisable options and 1,047 shares of restricted Common Stock that vest in June 2009 or upon the holder’s earlier termination of services as a director of the Company due to death or disability, each held directly by Mr. Willy R. Strothotte, who holds such options and shares as nominee for Glencore Investment Pty.  The aggregate number and percentage of shares of Common Stock beneficially owned by each person (other than the Reporting Persons) named in Item 2 is set forth opposite his or her name on Schedule I hereto. The beneficial ownership percentages reported herein are based upon (i) the 73,552,692 shares of Common Stock outstanding after giving effect to the Public Offering, but without the exercise of the underwriters’ over-allotment option, as reported in the Company’s prospectus supplement dated January 28, 2009, to the prospectus filed with the Company’s Registration Statement on Form S-3 on May 29, 2007, plus (ii) 22,500 shares which are subject to presently exercisable options which are held directly by Mr. Strothotte as nominee for Glencore Investment Pty.  If the underwriters’ over-allotment is exercised, the 28,062,386 shares of Common Stock beneficially owned by the Reporting Persons would equal 36.3% of the Company’s 77,227,692 shares of Common Stock outstanding after giving effect to the Public Offering and the exercise of the underwriters’ over-allotment option, as reported in the Company’s prospectus supplement dated January 28, 2009, to the prospectus filed with the Company’s Registration Statement on Form S-3 on May 29, 2007.

(b)           The Reporting Persons share the power to vote or to direct the vote and dispose or to direct the disposition of 28,062,386 shares of Common Stock.  To the best knowledge of the Reporting Persons, each person (other than the Reporting Persons and any person holding shares as nominee for the Reporting Persons) named in Item 2 has the sole power to vote or to direct the vote and dispose or to direct the disposition of the number of shares of Common Stock set forth opposite his or her name on Schedule I hereto.

(c)           None of the Reporting Persons nor, to their knowledge, any of the persons named in Item 2 have engaged in any transaction in Common Stock during the sixty days immediately preceding the date hereof, except as follows:

Transaction Party	Nature of Transaction	Date of Transaction	Number of Shares	Price per Share
Glencore Investment Pty Ltd.	Conversion of Preferred Stock (1)	12/31/2008	1,296	(1)

Glencore Investment Pty Ltd.	Purchase in Public Offering	2/3/09	13,242,250	$4.50

(1)
Represents Common Stock acquired upon the automatic conversion of 12.96 shares of the Company’s Series A Convertible Preferred Stock (“Preferred Stock”) in accordance with the terms of the Preferred Stock.

(d)           None.

(e)           Not applicable.

Item 7.	Material to Be Filed as Exhibits

1.	Joint Filing Agreement (filed herewith)

2.
Power of Attorney (incorporated by reference to Exhibit 24.1 to Amendment No. 4 to Schedule 13D, dated July 18, 2008, and filed by the Reporting Persons with the Securities and Exchange Commission on July 21, 2008)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2009

Glencore Investment Pty Ltd

By:           /s/     Valarie A. Hing
Name:    Valarie A. Hing
Title:      Attorney-in-Fact

Glencore Investments AG

By:            /s/     Valarie A. Hing
Name: Valarie A. Hing
Title:    Attorney-in-Fact

Glencore International AG

By:          /s/     Valarie A. Hing
Name:   Valarie A. Hing
Title:     Attorney-in-Fact

Glencore Holding AG

By:          /s/     Valarie A. Hing
Name:   Valarie A. Hing
Title:     Attorney-in-Fact

SCHEDULE I

Set forth below are the names, business addresses and present principal occupations of the directors and executive officers of Glencore Investment Pty Ltd, Glencore Investments AG, Glencore International AG and Glencore Holding AG. The executive officers of each of Glencore Investment Pty Ltd, Glencore Investments AG, Glencore Holding AG and Glencore International AG are the same persons listed as directors of such company.  Unless otherwise indicated, the present principal occupation of each person is with Glencore International AG.  If no business address is given, the address is Baarermattstrasse 3, CH-6341, Baar, Switzerland.  Unless otherwise indicated, all of the persons listed below are citizens of Switzerland.  To the best knowledge of the Reporting Persons, except as set forth below, none of the persons listed below beneficially owns any shares of Common Stock of the Company.

Directors of Glencore Investment Pty Ltd

Name	Principal Occupation	Business address	Share Ownership

Steven N. Isaacs	Chairman and Managing Director of Glencore Finance AG

Richard James Marshall	In-house Counsel of Glencore International AG

Eric Diedrichsen	Employee of Glencore International AG – Accounting

Marc Ocksay	Employee of Glencore International AG – Finance

Ross Lind	Employee of Glencore Investment Pty Ltd	Level 4, 30 The Esplanade, Perth, 6000, Australia

Victoria Marr (Citizen of Australia)	Employee of Glencore Australia Pty Ltd	Level 4, 30 The Esplanade, Perth, 6000, Australia

Directors of Glencore Investments AG

Name	Principal Occupation	Business address	Share Ownership

Willy R. Strothotte (Citizen of Germany)	Chairman
23,547 shares of Common Stock (which includes 22,500 shares which are subject to options presently exercisable and 1,047 shares which are subject to vesting in one year or earlier termination of service as a Company director due to death or disability). (1)

Steven F. Kalmin (Citizen of Australia)	Officer of Glencore International AG – Accounting

Andreas P. Hubmann	Officer of Glencore International AG – Accounting

Directors of Glencore Holding AG:

Name	Principal Occupation	Business address	Share Ownership

Willy R. Strothotte (Citizen of Germany)	Chairman
23,547 shares of Common Stock (which includes 22,500 shares which are subject to options presently exercisable and 1,047 shares which are subject to vesting in one year or earlier termination of service as a Company director due to death or disability). (1)

Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer

Andreas P. Hubmann	Officer of Glencore International AG – Accounting

Peter A. Pestalozzi	Attorney, Pestalozzi Lachenal Patry Zurich Ltd.	Lowenstrasse 1 CH-8001 Zurich Switzerland

Zbynek E. Zak	Non-Executive Director; former CFO of Glencore International AG (retired)	Buetzenweg 16 CH-6300 Zug Switzerland

Craig A. Davis (Citizen of the US)	Non-Executive Director; former Chairman and CEO of Century Aluminum Company (retired)		457 shares of Common Stock

Directors of Glencore International AG:

Name	Principal Occupation	Business address	Share Ownership

Willy R. Strothotte (Citizen of Germany)	Chairman
23,547 shares of Common Stock (which includes 22,500 shares which are subject to options presently exercisable and 1,047 shares which are subject to vesting in one year or earlier termination of service as a Company director due to death or disability). (1)

Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer

Zbynek E. Zak	Non-Executive Director; former CFO of Glencore International AG (retired)	Buetzenweg 16 CH-6300 Zug Switzerland

Peter A. Pestalozzi	Attorney, Pestalozzi Lachenal Patry Zurich Ltd.	Loewenstrasse 1 CH-8001 Zurich, Switzerland

Craig A. Davis (Citizen of the US)	Non-Executive Director, former Chairman and CEO of Century Aluminum Company (retired)		457 shares of Common Stock

(1) Represents shares underlying options and restricted stock that were issued to Mr. Willy R. Strothotte in connection with his service as a director of the Company. Mr. Strothotte holds such options and shares of restricted stock as nominee for the Reporting Persons and disclaims beneficial ownership thereof, except to the extent of his pecuniary interest therein.